SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 02 May 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	TR-1: Notification of major interest in shares dated 06 March 2017
Enclosure 2	TR-1 Notification of major interest in shares dated 09 March 2017
Enclosure 3	Director Declaration dated 15 March 2017
Enclosure 4	Total Voting Rights dated 31 March 2017
Enclosure 5	Holding(s) in Company dated 03 April 2017
Enclosure 6	Holding(s) in Company dated 04 April 2017
Enclosure 7	Holding(s) in Company dated 05 April 2017
Enclosure 8	Holding(s) in Company dated 07 April 2017
Enclosure 9	Holding(s) in Company dated 24 April 2017
Enclosure 10	Holding(s) in Company dated 27 April 2017
Enclosure 11	Total Voting Rights dated 28 April 2017

Enclosure 1

TR:1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	3 March, 2017
6. Date on which issuer notified:	6 March, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	496,208,951	496,208,951	N/A	N/A	498,084,102	N/A	5.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	12,712,321	0.12%
American Depository Receipt	9,412,580	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	7,866,674	Nominal	Delta
0.07%	0.07%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
528,075,677	5.30%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Enclosure 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	7 March, 2017
6. Date on which issuer notified:	8 March, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	498,084,102	498,084,102	N/A	N/A	496,843,274	N/A	4.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	12,712,321	0.12%
American Depository Receipt	9,409,155	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	7,820,404	Nominal	Delta
0.07%	0.07%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
526,785,154	5.28%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

Enclosure 3

March 15, 2017

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Jan du Plessis whose appointment as a Director of BT Group plc will commence on 1 June 2017.

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
Rio Tinto plc	1 October 2008
Rio Tinto Limited - Australia	1 October 2008
Marks & Spencer Group plc	1 November 2008	4 March 2015
SABMiller plc	1 September 2014	7 October 2016

Jan du Plessis has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 4

Friday 31 March 2017

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 March 2017 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 7,690,097 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,960,437,584.

The above figure (9,960,437,584) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	31 March, 2017
6. Date on which issuer notified:	3 April, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	496,843,274	496,843,274	N/A	N/A	498,091,104	N/A	5.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	10,119,840	0.10%
American Depository Receipt	9,496,645	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	9,180,813	Nominal	Delta
0.09%	0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
526,888,402	5.28%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Enclosure 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	3 April, 2017
6. Date on which issuer notified:	4 April, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	498,091,104	498,091,104	N/A	N/A	497,947,357	N/A	4.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	10,053,829	0.10%
American Depository Receipt	9,491,870	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	9,748,751	Nominal	Delta
0.09%	0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
527,241,807	5.29%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

Enclosure 7

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	4 April, 2017
6. Date on which issuer notified:	5 April, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	497,947,357	497,947,357	N/A	N/A	498,055,532	N/A	5.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	10,053,829	0.10%
American Depository Receipt	9,489,085	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	9,796,254	Nominal	Delta
0.09%	0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
527,394,700	5.29%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Enclosure 8

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	6 April, 2017
6. Date on which issuer notified:	7 April, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	498,055,532	498,055,532	N/A	N/A	496,003,053	N/A	4.97%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	10,053,829	0.10%
American Depository Receipt	9,502,020	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	11,566,562	Nominal	Delta
0.11%	0.11%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
527,125,464	5.29%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

Enclosure 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	21 April, 2017
6. Date on which issuer notified:	24 April, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	496,003,053	496,003,053	N/A	N/A	499,057,653	N/A	5.01%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	10,048,829	0.10%
American Depository Receipt	9,435,260	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	17,049,456	Nominal	Delta
0.17%	0.17%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
535,591,198	5.37%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Enclosure 10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	26 April, 2017
6. Date on which issuer notified:	27 April, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	499,057,653	499,057,653	N/A	N/A	497,222,381	N/A	4.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	10,000,000	0.10%
American Depository Receipt	9,430,330	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	18,315,251	Nominal	Delta
0.18%	0.18%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
534,967,962	5.37%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

Enclosure 11

Friday 28 April 2017

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 April 2017 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 7,637,162 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,960,490,519.

The above figure (9,960,490,519) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 02 May 2017